UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2020

BREWDOG USA INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10532

Delaware

(State or other jurisdiction of incorporation or organization)

47-4320975

(I.R.S. Employer Identification No.)

65 E State St, Suite 1800

Columbus, OH 43215

(Address of principal executive offices)

614-908-3051

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") and its subsidiaries were formed for the general purpose of brewing and retailing craft beer in the United States. BrewDog has constructed a brewing facility in Columbus, Ohio that has been operational since April 2017. A taproom and a craft beer themed hotel were opened at the brewing facility in Columbus in February 2017 and August 2018, respectfully. BrewDog has also opened five bars-- two in Columbus, Ohio in 2018; Indianapolis, Indiana in 2019; Cincinnati, Ohio in 2019; and Pittsburgh, Pennsylvania in 2020. BrewDog has 205 full time employees and 97 part-time employees as of June 30, 2020.

BrewDog’s mission is the first element of the BrewDog charter:

•Our mission is to make other people as passionate about great craft beer as we are.

•We make things that we love. Ourselves. From scratch.

•We are community owned and fiercely independent.

•We are committed to being a great employer.

•We want to show that business can be a force for good.

Management’s discussion and analysis of financial condition and results of operations as of December 31, 2019 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626920000008/form1k.htm

A.Operating Results Overview

BrewDog USA Inc. (“BrewDog” or the “Company” “Us” or “We”) was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is majority owned by BrewDog Plc, a United Kingdom company. BrewDog has built a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant establishments, which may have small brewing facilities on site that will operate under the name “BrewDog” and will sell BrewDog beer, along with food items.

Results of Operations

The period of January 1, 2020 to June 30, 2020

Revenue. Total revenue for the period of January 1, 2020 to June 30, 2020 was $11,800,288 primarily in wholesale craft beer sales and drink and food sales from our bars.

Cost of Sales. Cost of sales for the period of January 1, 2020 to June 30, 2020 were $7,873,771. Cost of sales for the period comprised of Brewery raw material costs, packaging costs, manufacturing labor and overhead as well as Bar drink and food purchases and labor for preparing and serving.

Administrative Expenses. Operating expenses for the period of January 1, 2020 to June 30, 2020 were $4,073,272. Operating expenses for the period were comprised of advertising, marketing, payroll, real estate taxes, insurance, and other administrative expenses.

Net Loss. Net loss for the period of January 1, 2020 to June 30, 2020 was $(1,743,059). This net loss was primarily due to operating expenses exceeding early stage operating revenues combined with extra costs and business interruption caused by the coronavirus disease 2019 (COVID-19).

B.Liquidity and Capital Resources

We had net cash of $3,023,597 at June 30, 2020.

During the period of January 1, 2020 to June 30, 2020, operating activities used $(182,900) primarily due to net working capital losses.

Cash used by investing activities relating to capital expenditures during the period of January 1, 2020 to June 30, 2020 was $(1,157,390).  Cash provided by financing activities during the period of January 1, 2020 to June 30, 2020 was $2,903,512 related to proceeds from borrowings, advances from BrewDog Plc and proceeds of the sale of stock. Since inception, our capital needs have primarily been met by BrewDog Plc.

C.Plan of Operations

Our plan of operation for the period of January 1, 2020 to June 30, 2020 is as follows:

In 2020, we have expanded the distribution of our craft beer to 18 states, Washington D.C. and Canada.  We plan to continue state expansion throughout 2020.  We continue to experiment and development new varieties of beer. In 2019 we brewed over 100 different styles of brews and introduced cider under the Hawkes brand.  Beginning in February 2018, the company entered into a contract brewing arrangement with a regional craft brewery whereby we produce and package their beer brands. We plan to continue to contract brew throughout 2020. We continue to operate the taproom and hotel at the Columbus brewery; two BrewDog Bars in Columbus, Ohio; a bar in

Indianapolis, IN; and a bar in Cincinnati, OH.  In 2020, we have opened a bar in Pittsburgh, PA. We have hired and plan to hire staff to run our business and to help us follow through on our business plans.

D.Trend Information

Based on the results since inception, BrewDog believes there is a market for its products in North America. However, it is difficult to predict changing consumer preferences in craft beer. If we are unable to react to changing consumer preferences, our sales could decrease. Additionally, BrewDog sells its beer within a three-tier system consisting of manufacturers, distributors and retailers. BrewDog competes for a share of the distributor's attention, time and selling efforts. In retail establishments, BrewDog competes for shelf space and tap handle placement. Failure to maintain distributor's attention or retail space could cause sales to decrease. If the market price for hops, malt, barley or other brewing ingredients rises, BrewDog's product cost will rise and potentially threaten the Company's ability to meet profitability and/ or demand.  It is important for BrewDog to continue to secure funding in order to grow the business and expand its offerings to meet consumer preferences.

In early March 2020, the Company began seeing the impact of COVID-19 on its business. On March 16, 2020, in compliance with State and Local laws we began closing all bars and the hotel with the exception of carry-out and delivery. The company has also seen a reduction in demand for keg from the on-premise channel. As the COVID-19 pandemic is on-going, the Company does not currently know when it will be able to resume operations without restrictions or when its results of operations will return to pre-COVID-19 levels.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (ASC Topic 606), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, we adopted the requirements of ASC Topic 606 and all the related amendments to all of our contracts using the modified retrospective method. Additional disclosures required by ASC Topic 606 are presented within the aforementioned Revenue Recognition policy disclosure. We recognize revenue on Brewery product sales to distributors or through self-distribution at the time when the product is shipped and control of the product is transferred to the customer according to the shipping terms. Revenue from the Brewery Taproom and two bars are recognized as revenue at the point of the delivery of meals and services. Revenue from room sales at our hotel is recognized on a daily basis, as the room are occupied and we have rendered the services.  Company sales are presented net of sales tax.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF BREWDOG USA INC.
Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019	6
Consolidated Statements of Comprehensive Loss - June 30, 2020 and 2019	7
Consolidated Statements of Stockholders’ Deficit - June 30, 2020	8
Consolidated Statements of Cash Flows – June 30, 2020 and 2019	9
Notes to Consolidated Financial Statements	10-22

BrewDog USA Inc

Consolidated Balance Sheets

As of June 30, 2020 (unaudited) and December 31, 2019 (audited)

	June 30, 2020	December 31, 2019
	$	$
Assets
Cash and cash equivalents	$ 3,023,597	$ 1,460,374
Inventories	2,895,632	2,368,044
Prepaid expenses and other current assets	1,334,628	1,785,459
Total current assets	7,253,857	5,613,877

Property and equipment, net	40,202,527	40,513,515
Operating right-of-use assets	4,273,379	4,431,577
Total non-current assets	44,475,906	44,945,092

Total Assets	51,729,763	50,558,969

Liabilities and stockholder's equity
Accruals and other current liabilities	$ 4,904,166	$ 4,588,900
Current operating lease liabilities	393,415	361,273
Accounts payable - BrewDog plc	42,829,453	42,142,068
Total current liabilities	48,127,034	47,092,241

Deferred tax liability	446,945	538,685
Other non-current liabilities	1,757,002	88,533
Non-current operating lease liabilities	4,777,975	4,977,680
Total non-current liabilities	6,981,922	5,604,898

Common stock; par value of $0.01: 10,000,000 shares	65,227	65,135
authorized and 6,522,663 and 6,513,487 shares issued and outstanding at June 30, 2020 and December 31, 2019
Additional paid-in capital	10,664,744	10,162,799
Accumulated deficit	(14,109,163)	(12,366,104)
Total stockholders’ deficit	(3,379,194)	(2,138,170)

Total liabilities and stockholders’ deficit	$ 51,729,763	$ 50,558,969

See Accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Comprehensive Loss

Six Months Ended June 30, 2020 (unaudited) and

for the Six Months Ended June 30, 2019 (unaudited)

	June 30, 2020	June 30, 2019
	$	$
Revenue	$ 11,800,288	$ 12,436,722
Cost of revenue	7,873,771	7,353,285
Operating income	3,926,517	5,083,437

Costs and other expenses
Administrative expenses	4,073,272	4,242,162
Interest expense	217,821	484,327
Depreciation	1,470,223	1,293,446
Loss before income tax expense	(1,834,799)	(936,498)
Income tax (benefit) expense	(91,740)	(146,082)
Net comprehensive loss	$ (1,743,059)	$ (790,416)

Basic loss per share	(0.27)	(0.12)
Weighted Average basic common shares outstanding	$ 6,518,063	$ 6,504,041

See accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Shareholder’s Deficit as of June 30, 2020 (unaudited)

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2019	6,513,487	$ 65,135	$ 10,162,799	$ (12,366,104)	$ (2,138,170)
Stock issuance	9,176	92	550,468	0	550,560
Stock issuance costs	0	0	(48,525)	0	(48,525)
Net loss	0	0	0	(1,743,059)	(1,743,059)
Balance, June 30, 2020	6,522,663	$ 65,227	$ 10,664,744	$ (14,109,163)	$ (3,379,194)

See Accompanying notes.

BrewDog USA Inc.

Consolidated Statement of Cash Flows

Six Months Ended June 30, 2020 (unaudited) and

for the Six Months Ended June 30, 2019 (unaudited)

	June 30, 2020	June 30, 2019
Operating activities	$	$
Net loss	$ (1,743,059)	$ (790,416)
Adjustment to reconcile net loss to net cash used by
operating activities:
Depreciation expense	1,468,377	1,293,446
Deferred tax expense	(91,740)	(146,082)
Changes in operating assets and liabilities:
Inventories	(527,588)	(365,949)
Prepaid expenses and other current assets	450,831	(670,844)
Accruals and other liabilities	260,279	653,381
Net cash used in operating activities	(182,900)	(26,464)

Investing activities
Capital expenditures	(1,157,390)	(711,361)
Net cash used in investing activities	(1,157,390)	(711,361)

Financing activities
Advances from BrewDog plc	687,385	924,242
Proceeds from borrowings	1,714,091	0
Issuance of common stock	550,561	676,850
Costs of issuance of common stock	(48,525)	(70,542)
Net cash provided by financing activities	2,903,512	1,530,550

Net increase in cash and cash equivalents	1,563,223	792,725
Cash and cash equivalents, beginning of year	1,460,374	724,963
Cash and cash equivalents, end of period	$ 3,023,597	$ 1,517,688

Supplemental schedule of non-cash financing activities
Purchase of property and equipment in accruals and other current liabilities	$ 6,101	$ 1,522,409

See Accompanying notes.

BrewDog USA Inc.

Notes to Consolidated Financial Statements

June 30, 2020

1. Organization and Description of Business

BrewDog USA Inc. (“BrewDog” or in the first-person notations of “we,” “us,” and “our”) was formed on April 22, 2015 as a wholly owned subsidiary of BrewDog Plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries are engaged in the business of selling craft beer throughout the United States, under the legal entities: BrewDog Brewing Company LLC, BrewDog Columbus LLC, BrewDog Dogtap LLC, BrewDog Franchising LLC, BrewDog Indianapolis LLC, BrewDog Licensing LLC, BrewDog NYC LLC, BrewDog Pittsburgh LLC and BrewDog San Francisco LLC. BrewDog is headquartered in Columbus, OH and consists of the following:

•A taproom and brewery that opened in 2017 in Canal Winchester, OH

•Two bars that opened during 2018 in Columbus, OH

•A hotel attached to the brewery that opened during 2018 in Canal Winchester, OH

•Two bars that opened during 2019 in Indianapolis, IN and Cincinnati, OH

•A bar that opened during 2020 in Pittsburgh, PA

2. Significant Accounting Policies

Presentation

The accompanying consolidated financial statements include the accounts of BrewDog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions of BrewDog and its wholly owned subsidiaries have been eliminated in consolidation. As of December 31, 2019, BrewDog Plc uses a centralized approach to treasury services to perform cash management for the operations of its affiliates, including BrewDog. As a result, BrewDog Plc funds BrewDog’s operating and investing activities, as needed, and any cash generated by BrewDog is transferred to BrewDog Plc. BrewDog Plc will provide financial support as required to BrewDog for a period of not less than 12 months from June 30, 2020.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Accounting estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could differ from those estimates.

Fair value measurement

We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

Common stock

BrewDog issued common stock with no voting rights to the public in a series of Regulation A crowdfunding offerings in 2020, 2019, 2018, 2017, and 2016 as follows:

	2020 (unaudited)	2019 (audited)	2018 (audited)	2017 (audited)	2016 (audited)

Shares issued	9,176	18,778	30,467	92,181	56,272
Purchase price	$60.00	$60.00 & 50.00	$50.00	$47.50	$47.50
Maximum amounts subject to the offering	$39 million	$39 and $40 million	$40 million	$50 million	$50 million

In 2016, our Board of Directors approved a stock split of 63,157.89 to one outstanding common share. At the same time, the authorized number of common shares was increased to 10,000,000. All per share and share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Revenue

During the period of January 1, 2020 to June 30, 2020, revenue consisted of sales of our beer to United States-based distributors and through self-distribution; sales of beer under a contract brewing arrangement; retail sales of beer, wine, food and merchandise at our bars; and rentals of rooms at our hotel. Sales of products are for cash or otherwise agreed-upon credit terms. BrewDog’s accounting policy is to exclude excise taxes from the measurement of revenues. Our payment terms vary by customer; however, the time period between when revenue is recognized and when payment is due is not significant. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. Our sales to distributors are purchase order driven and have a single performance obligation. Revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms. Our contract brewing sales are purchase order driven and revenue is recognized when control over the finished product transfers to the customer, which is when the specified order is delivered. At our hotel, we have performance obligations to provide accommodations to hotel guests. We are entitled to a fixed nightly fee for an agreed-upon period. These fees are payable at the time the hotel guest checks out of the hotel. We recognize the revenue from room sales on a daily basis, as the rooms are occupied and we have rendered the services. Retail sales for merchandise, beer, and food at the taproom and bars are recognized at the point of sale to the customer. Percentages of sales by selling channel are as follows:

	2020 (unaudited)	2019 (audited)

Sales to distributors	55%	46%
Retail sales	41% (hotel rooms were 4%)	45% (hotel rooms were 6%)
Contract brewing sales	4%	9%

Major customers

For the period of January 1, 2019 to June 30, 2020, one major customer accounted for at least 10% of revenues. This customer accounted for 27% and 21% of our 2020 and 2019 revenue, respectively.

Shipping and Handling

BrewDog records freight costs billed to customers for shipping and handling as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of revenue. BrewDog accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Cost of revenue

Cost of revenue for our brewing operations consists primarily of raw materials, labor and overhead costs. These costs include brewing materials, such as hops and malts, packaging materials, including cans, both direct and indirect labor, facility costs, inbound freight charges, utilities, maintenance costs, and other manufacturing overhead. Cost of revenue for our bar consists primarily of direct costs for labor, beer, wine, food and merchandise. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

Operating expenses

Administrative expenses are expensed as incurred, and also include all directly attributable costs from BrewDog Plc.

Foreign currency

The majority of our expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the consolidated balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction, with foreign currency transaction gains and losses recorded in the consolidated statements of comprehensive loss.

Income taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. We assess the realizability of deferred tax assets and provide a valuation allowance for deferred tax assets when it is more likely than not that at least a portion of the deferred tax assets will not be realized. The realizability of deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction and also considers all available positive and negative evidence.

A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination of the technical merits of the position, including resolutions of any related appeals or litigation processes. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. See Note 8 for additional information.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Accounts receivable

Accounts receivable are included in prepaid expenses and other current assets in the consolidated balance sheets. We derive the majority of our revenues from sales of our products to distributors and directly to the public. We establish an allowance for doubtful accounts using an expected credit loss model that considers a broader range of information over the lifetime of the asset. At June 30, 2020 and December 31, 2019, we had no allowances for doubtful accounts.

Incentives and other reductions

In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog received agreements for certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments totaling approximately $1,000,000 that require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to BrewDog through 2026. Additionally, BrewDog received a 15-year property tax abatement for the North American headquarters. These various incentives are recognized when there is reasonable assurance that the incentives will be received and BrewDog will be able to comply with the conditions attached to the incentives. At that time, the incentives will be recognized either in the consolidated statements of comprehensive loss for incentives related to income or the consolidated balance sheets for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

Cash and cash equivalents

BrewDog considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

Prepaid expenses and other current assets

Prepaid expenses consist of various payments that BrewDog has made in advance for goods or services to be received in the future. These prepaid expenses include advance payment for software, furniture, and service contracts requiring up-front payments.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods include retail merchandise and packaged beer. A significant

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future.

Property and equipment

Tangible fixed assets, other than land, are stated at cost or valuation less depreciation. Depreciation is provided at rates calculated to write off the cost or valuation less estimated residual value of each asset over its expected useful life, as follows:

1. Land	Not depreciated
2. Assets under construction	Not depreciated
3. Computer equipment	2 – 3 years of life on straight-line basis
4. Motor vehicles	25% on declining balance
5. Fixtures and fittings	10 – 25% on declining balance and 4 years of life on straight-line basis
6. Property and equipment	10 – 25% on declining balance and 2-4 years of life on straight-line basis
7. Buildings	4 – 50 years of life on straight-line basis
8. Leasehold improvements	Lesser of remaining term of lease or estimated useful life of the asset

Certain brewing equipment, included within property and equipment, is depreciated at 10% on the reducing balance method and has been allocated a residual value, dependent on the tank’s use.

BrewDog capitalized interest of $0 and $18,296 in 2020 and 2019, respectively.

Depreciation expense was $1,470,223 and $1,293,446 for the six months ending June 30, 2020 and 2019, respectively.

Deferred revenue

Proceeds from non-equity crowdfunding are recorded as deferred revenue within accruals and other current liabilities and recognized in the consolidated statements of comprehensive loss once the related products have been delivered.

Subsequent events

BrewDog has evaluated subsequent events occurring after the balance sheet date and through September 25, 2020, the date these consolidated financial statements were available to be issued.  BrewDog has paid approximately $1,500,000 to the parent, BrewDog Plc, subsequent to the period end, through September 25, 2020.

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Company Response to COVD-19

On March 16, 2020, and in compliance with state and local laws, the Company temporarily closed its bars and hotel with the exception of carry-out food and in-home beer delivery in the central-Ohio market.  As a result of these closures, the Company experienced significant reduction in keg demand from its on-premise channel.

As of the financial statement issuance date, the Company fully reopened its brewery, bars, and hotel.  In an effort to ensure financial flexibility, the Company took the following actions:

1.Executed reduction in expenses and capital expenditures.

2.Furloughed most bar and hotel associates as well as those who were not working to support the distribution business and those who could not work from home, effective through May 15, 2020.

3.Extended the timing of its on-going equity raise through January 2021.

4.Received a $1.9 million note payable from J.P. Morgan pursuant to the Paycheck Protection Program (“PPP Loan”) under the United States Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The PPP Loan has a fixed interest rate of 1.00 percent per annum and a five year maturity. The PPP Loan proceeds are available to be used for payroll costs, including salaries, commissions, group health care benefits, paid leave, rent, utilities, and interest on outstanding debt.

3. Accounting Pronouncement Recently Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes virtually all existing revenue recognition guidance. Under this standard, an entity is required to recognize revenue upon transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. As such, an entity needs to use more judgment and make more estimates than under the previous guidance. On January 1, 2018, BrewDog adopted the new accounting standard and all related amendments using the modified retrospective method which allows application only to the most current reporting period presented in the financial statements, with a cumulative effect adjustment to retained earnings. In accordance with the new revenue standard, revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms. The adoption of the standard did not have an impact on the consolidated financial statements and no cumulative effect adjustment to retained earnings was recorded. BrewDog did not record any contract assets, contract liabilities, or deferred contract costs upon adoption of the standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

3. Accounting Pronouncement Recently Adopted (continued)

interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use (“ROU”) asset and a lease liability for all leases with a term of greater than 12 months, regardless of their classification. Under ASU 2016-02, lessees are permitted to use a modified retrospective approach, which requires an entity to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented for the year beginning December 30, 2018, with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), permitting the use of an alternative modified retrospective approach that would result in an entity recognizing a lease liability and a ROU asset as of the effective date of the requirements, with all comparative periods presented and disclosed, in accordance with ASC 840, Leases, requirements, changing the date of initial application to the beginning of the period of adoption. On January 1, 2019, the Company adopted the new accounting standard using the alternative modified retrospective approach, applying ASC 842 to all comparative periods, including disclosures. Upon adoption, the Company recognized ROU assets of $2.6 million and lease liabilities of $2.6 million.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires the consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted the standard in January 2020 and there was no material impact.

4. Property and Equipment

Property and equipment consist of the following:

	June 30, 2020	December 31, 2019
	(unaudited)	(audited)
Land	$ 1,118,148	$ 1,118,148
Asset under construction	185,786	687,445
Computer equipment	549,778	513,820
Motor vehicles	174,013	174,013
Fixture and fittings	3,002,071	2,728,178
Property and equipment	18,969,164	18,561,755
Buildings	23,360,141	22,418,352
Property and equipment	47,359,101	46,201,711.21
Accumulated depreciation	(7,156,574)	(5,688,196)
Property and equipment, net	$ 40,202,527	$ 40,513,515

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

5. Inventories

Inventories consist of the following:

	June 30, 2020	December 31, 2019
	(unaudited)	(audited)
Raw materials	$ 1,568,724	$ 1,364,883
Work in progress	346,799	136,886
Finished goods	980,109	866,275
Total inventories	$ 2,895,632	$ 2,368,044

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	June 30, 2020	December 31, 2019
	(unaudited)	(audited)
Accounts receivable	$ 621,255	$ 621,012
Prepaid expenses	140,850	349,925
Other	572,523	814,522
Total prepaid expenses and other current assets	$ 1,334,628	$ 1,785,459

7. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	June 30, 2020	December 31, 2019
	(unaudited)	(audited)
Trade payables	$ 2,266,701	$ 1,474,121
Payables associated with property and equipment	6,101	864,870
Real estate taxes payable	40,489	59,549
Deferred revenue	399,562	406,550
Sales Tax payable	83,163	137,591
Wages payable	540,657	480,797
Other accruals	1,567,493	1,165,422
Total accruals and other current liabilities	$ 4,904,166	$ 4,588,900

8. Income Taxes

To assess the realization of deferred tax assets, we consider whether it is more likely than not that all or a portion of the deferred tax assets will not be realized prior to expiration. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Our scheduling of

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

the timing difference reversals indicated that deferred tax liabilities may not reverse in a sufficient time to allow us to utilize all net operating losses before expiration. As a result, valuation allowances of $3,262,603 and $3,154,344 were recorded against the deferred tax assets at June 30, 2020 and December 31, 2019, respectively.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act provides a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants and investments. BrewDog has not completed its determination of the accounting implications of the CARES Act on its tax accruals. However, BrewDog has reasonably estimated the effects of the CARES Act to have $0 impact to income tax expense. As BrewDog completes its analysis of the CARES Act, collects and prepares necessary data, and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, BrewDog may make adjustments to the provisional amounts. Those adjustments may materially impact BrewDog's provision for income taxes in the period in which the adjustments are made.

9. Commitments and Contingencies

Operating Leases

BrewDog leases bar and brewery facilities under noncancelable operating lease agreements. The lease agreements require BrewDog to pay taxes, maintenance, insurance and other occupancy expenses. BrewDog’s lease agreements for bar locations are for five to fifteen-year periods with renewal options for additional five year periods. As the rate implicit in each lease is not readily determinable, the Company uses its incremental borrowing rate based on information available at commencement to determine the present value of the lease payments. Based on the present value of the lease payments for the remaining lease term of the Company’s existing leases, the Company recognized ROU assets and lease liabilities of $2.6 million upon adoption of ASU No. 2016-02 on January 1, 2019. ROU assets and lease liabilities commencing after January 1, 2019 are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less (“short-term leases”) are not recorded on the balance sheet and are recognized on a straight-line basis over the lease term. As of June 30, 2020, total ROU assets and lease liabilities were as follows:

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

9. Commitments and Contingencies (continued)

	Classification	Leases (unaudited)
Right-of-use assets
Operating lease assets	Operating right-of-use assets	$ 4,273,379
Finance lease assets	Property and equipment, net	$ 42,912
Lease liabilities
Current:
Operating lease liabilities	Current operating lease liabilities	$ 393,415
Finance lease liabilities	Accruals and other current liabilities	$ 27,924
Non-current:
Operating lease liabilities	Non-current operating lease liabilities	$ 4,777,975
Finance lease liabilities	Other non-current liabilities	$ 10,098

The gross value and accumulated depreciation of ROU assets related to finance leases as of June 30, 2020 were as follows:

Finance Lease (unaudited)

Gross value	$ 113,775
Accumulated amortization	(70,863)
Carrying value	$ 42,912

Components of lease cost for the period ended June 30, 2020 are as follows:

Lease Cost (unaudited)

Operating lease cost	$ 307,715

Variable lease costs not included in liability	–

Finance lease cost:
Amortization of right-of-use asset	16,558
Interest on lease liabilities	1,066
Total finance lease cost	$ 17,624

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

9. Commitments and Contingencies (continued)

Maturities of lease liabilities as of June 30, 2020 are as follows:

			Weighted-Average Remaining Term in Years
	Operating Leases (unaudited)	Finance Leases (unaudited)	Operating Leases (unaudited)	Finance Leases (unaudited)

2020 (rest of year)	$306,621	$15,516
2021	617,274	22,728
2022	605,295	1,021
2023	572,915	–
2024	576,792	–
After 2024	4,051,857	–
Total lease payments	6,730,754	39,265
Less imputed interest (based on 4.439% weighted-average discount rate)	(1,559,364)	(1,243)
Present value of lease liability	$5,171,390	$38,022	12.4	1.4

10. Operating Segments

BrewDog operates in a single operating segment and, thus, a single reporting segment. Our chief operating decision maker evaluates the performance of the business overall, with the mindset that our hotel and food offerings at our bars serve to build the strength of our brand.

11. Related Party Transactions

Our operations are funded by BrewDog Plc as an intercompany balance, repayable on demand. Total funding provided during the period of January 1, 2020 to June 30, 2020 and 2019 amounted to $687,385 and $924,242, respectively.

The payable of $42,829,453 to BrewDog Plc included in the consolidated balance sheet is the result of various transactions between BrewDog and BrewDog Plc. There are no terms of settlement, and interest is charged at applicable federal rates on the account balance. Total interest charged during the period of January 1, 2020 to June 30, 2020 and 2019 amounted to $211,348 and $841,400, respectively. The balance is primarily the result of the establishment of BrewDog’s operations in the United States, and BrewDog being part of BrewDog’s participation in BrewDog Plc’s cash management program, wherein all of BrewDog’s cash receipts are remitted to BrewDog Plc and all cash disbursements are funded by BrewDog Plc. Other transactions include miscellaneous administrative expenses incurred by BrewDog Plc on behalf of BrewDog.

BrewDog Plc provided certain services to BrewDog including, but not limited to, executive services, accounting and legal services, and other selling, general and administrative expenses. The allocation method utilized by management of BrewDog Plc during the period from January 1, 2020 to June 30, 2020

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

11. Related Party Transactions (continued)

was a semi-annual charge of $38,968. The amount included in the consolidated statements of comprehensive loss by BrewDog for the period from January 1, 2020 to June 30, 2020, was $38,968 ($168,302 from January 1, 2019 to June 30, 2019).

Item 4.Exhibits

INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws*	Item 17.2
Material Contracts*	Item 17.6

* Previously filed with Offering Circular.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on September 2-, 2020.

BREWDOG USA, INC.

By: /s/ Neil Simpson

Chief Financial Officer & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

SignatureTitle

By:    /s/ Jason BlockChief Executive Officer

BrewDog USA Inc.

September 29, 2020

By:    /s/ Neil SimpsonChief Financial Officer & Director

BrewDog USA Inc.

September 29, 2020